

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

January 8, 2007

<u>Via U.S. Mail and Fax (973-237-9287)</u>

Mr. Carmen Ragusa, Jr.
Vice President of Finance and Administration
MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

> **RE:** **MDU Communications International, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed January 2, 2007**
> **File No. 000-26053**

Dear Mr. Ragusa:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director